                     Filed by Career Education Corporation
                 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
                                  Act of 1934.

                 Subject Company: EduTrek International, Inc.
                          Commission File No. 0-23021

                             Date: October 24, 2000

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger, future financial and operating results, benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs or difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other risk factors relating to our industry as detailed from time to time in each of Career Education's and EduTrek's reports filed with the SEC. Career Education and EduTrek disclaim any responsibility to update these forward-looking statements.

     Career Education will file a prospectus and other relevant documents concerning the proposed merger transaction with the SEC. EduTrek will file a proxy statement and other documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement and the prospectus when they become available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Career Education free of charge by requesting them in writing from Career Education Corporation, 2895 Greenspoint Parkway, Suite 600 Hoffman Estates, Illinois 60605
Attention: Office of Corporate Secretary, or by telephone at (847) 781-3600.
You may obtain documents filed with the SEC by EduTrek free of charge by requesting them in writing from EduTrek Inc., 6600 Peachtree-Dunwoody Road, Embassy Row 500 Atlanta, Georgia 30328 Attention: Office of Corporate Secretary, or by telephone at (404) 965-8000.

     EduTrek, and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EduTrek in connection with the merger. Information about the directors and executive officers of EduTrek and their ownership of EduTrek stock is set forth in the proxy statement for EduTrek's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement and the prospectus when they become available.

Investors should read the proxy statement and the prospectus carefully when they become available before making any voting or investment decisions.

[Joint Career Education EduTrek Press Release dated October 24, 2000]
---------------------------------------------------------------------
                             FOR IMMEDIATE RELEASE
Contact:     Patrick K. Pesch                  David Horn
             Chief Financial Officer           Chief Financial Officer
             Career Education Corporation      EduTrek International, Inc.
             (847) 585-3899                    (404) 965-8000
             www.careered.com                  www.edutrek.com
             ----------------                  ---------------

                          CAREER EDUCATION CORPORATION
                        AND EDUTREK INTERNATIONAL, INC.
                        SIGN DEFINITIVE MERGER AGREEMENT

           CECO to Expand Global Presence, Launch University Division

     Hoffman Estates, Ill. and Atlanta, Ga., (October 24, 2000) - Career Education Corporation (NASDAQ: CECO) and EduTrek International, Inc. (OTC BB:
EDUT) today announced they have signed a definitive merger agreement under which Career Education Corporation will acquire all of the shares of EduTrek. The transaction will significantly enhance CEC's position as one of the world's largest quality providers of private, for-profit postsecondary education.

     Under the terms of the agreement, EduTrek's shareholders will receive an aggregate of 1.2 million shares of Career Education Corporation stock (approximately 0.09 shares of CEC stock for each share of EduTrek stock) and $2.5 million in cash (approximately $0.19 per share). There are approximately
13.32 million EduTrek shares outstanding. Career Education Corporation also will fund approximately $37.0 million in assumed EduTrek debt and other obligations.

     The transaction is expected to close late in the fourth quarter of 2000 or in the first quarter of 2001. Completion of the acquisition is subject to a number of conditions, including regulatory and EduTrek shareholder approvals. Steve Bostic, chairman and chief executive officer of EduTrek International, Inc., and another major shareholder have each agreed to vote their EduTrek shares in favor of the merger, which shares represent over 90% of the votes available.

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

                                     (more)

                      CECO/EDUT SIGN MERGER AGREEMENT...2

     EduTrek owns and operates American InterContinental University (AIU). Founded in 1970, AIU has seven campuses located in Atlanta (Buckhead and Dunwoody), Dubai, Ft. Lauderdale, London, Los Angeles and Washington D.C., with approximately 4,500 students. The University is accredited by the Commission on Colleges of the Southern Association of Colleges and Schools (SACS).

     "Career Education Corporation and American InterContinental University are an ideal strategic combination," said John M. Larson, chairman, president and chief executive officer of Career Education Corporation. "AIU is an outstanding university system primarily delivering bachelor's and master's degrees in three of the four core curricula CEC offers, including visual communication and design technologies, information technology and business studies. The acquisition of AIU opens new opportunities for CEC to offer a wider range of degree options to meet the needs of a broader student population.

     "AIU also will expand CEC's geographic presence to include several new major markets in the United States, and will extend our international reach beyond Canada to the United Kingdom and United Arab Emirates. With CEC's 30 campuses and AIU's seven campuses, we will have a significant presence in the markets where the new economy is driving increasing demand for the type of career training we provide," Mr. Larson said.

                                     (more)

                      CECO/EDUT SIGN MERGER AGREEMENT...3

     "I am pleased that AIU will be part of the CEC family," said Steve Bostic, chairman and chief executive officer of EduTrek International, Inc. "Career Education Corporation has a proven track record of acquiring top academic institutions and fostering growth through investments in curricula, staff, student services, facilities and marketing programs. AIU will advance its mission to serve the higher education needs of traditional students, working adults and international students."

     AIU offers a variety of international study programs, including a Study Abroad Program. During 1999, more than 800 students from universities across the U.S. earned academic credit from their home university by enrolling at AIU's London and Dubai campuses.

     "EduTrek has a number of strategic assets that will help accelerate CEC's growth," Mr. Larson said. "We plan to apply the same approach that has proved successful at every school we have acquired to date - investing in growth opportunities while creating operating efficiencies through economies of scale - to realize the full potential inherent in the AIU franchise."

     According to Mr. Larson, CEC plans to establish a University Division, under which AIU will operate. "There are numerous growth opportunities for AIU, including expansion into new geographic markets, the referral of current CEC students and graduates to AIU's advanced degree programs, and the introduction of distance learning," he said.

                                     (more)

                      CECO/EDUT SIGN MERGER AGREEMENT...4

     The transaction is expected to be tax-free to both companies and their respective shareholders, except for the cash consideration which may be taxable to EduTrek's shareholders. The transaction will be accounted for under the purchase method of accounting. CEC remains confident that it will be able to meet or exceed current consensus analyst estimates for earnings per share even though the transaction will be dilutive to CEC in 2001. Earnings per share attributable to the merger are expected to become accretive in 2002. Career Education Corporation used Credit Suisse First Boston Corporation as a financial advisor for the merger. EduTrek International, Inc. used The Robinson-Humphrey Company, LLC as a financial advisor for the merger.

     Career Education Corporation will host a conference call with financial analysts on Wednesday, October 25, 2000 at 10:00 a.m. (Eastern Daylight Time) to discuss the EduTrek merger. Interested parties can listen to the conference call live through the Internet at www.vcall.com, or by calling (913) 981-4911. Following the conference call, a rebroadcast will be available for 90 days at www.vcall.com, or for seven days by calling (719) 457-0820 and citing confirmation code 730269.

                                     (more)

CECO/EDUT SIGN MERGER AGREEMENT...5

     Career Education Corporation is one of the largest providers of private, for-profit, postsecondary education in North America. The Company currently operates 30 campuses in 15 states and two Canadian provinces. CEC schools enjoy long operating histories and offer a wide variety of bachelor's degree, associate degree and diploma programs in career-oriented disciplines within the Company's core curricula of visual communication and design technologies, information technology, business studies and culinary arts.

                                      ###

Additional Information:

     Except for the historical and present factual information contained herein, the matters set forth in this release, including statements as to the expected date of the closing of the merger, future financial and operating results, expected benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other risk factors relating to our industry as detailed from time to time in each of Career Education Corporation's and EduTrek's reports filed with the SEC.

                                     (more)

                      CECO/EDUT SIGN MERGER AGREEMENT...6

     Career Education Corporation and EduTrek disclaim any responsibility to update these forward-looking statements.

     Career Education Corporation will file a prospectus and other relevant documents concerning the proposed merger transaction with the SEC. EduTrek will file a proxy statement and other documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement and the prospectus when they become available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Career Education Corporation free of charge by requesting them in writing from Career Education Corporation, 2895 Greenspoint Parkway, Suite 600 Hoffman Estates, Illinois 60195 Attention: Investor Relations Department, or by telephone at
(847) 585-3899. You may obtain documents filed with the SEC by EduTrek free of charge by requesting them in writing from EduTrek International, Inc., 6600 Peachtree-Dunwoody Road, Embassy Row 500 Atlanta, Georgia 30328 Attention:
Office of Corporate Secretary, or by telephone at (404) 965-8000.

     EduTrek, and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EduTrek in connection with the merger. Information about the directors and executive officers of EduTrek and their ownership of EduTrek stock is set forth in the proxy statement for EduTrek's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement and the prospectus when they become available.

     Investors should read the proxy statement and the prospectus carefully when they become available before making any voting or investment decisions.

[Presentation materials for Analysts' Conference Call October 25, 2000]
-----------------------------------------------------------------------


                                   [CEC Logo]

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger, future financial and operating results, benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs or difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other risks factors relating to our industry as detailed from time to time in each of Career Education's and EduTrek's reports filed with the SEC. Career Education and EduTrek disclaim any responsibility to update these forward-looking statements.

What is EduTrek? [AIU Logo]

 .  Public Company (Symbol: EDUT)
 .  Operates as American InterContinental University ("AIU")
 .  Six regionally accredited campuses*
      -  Atlanta (Georgia) 2 Campuses
      -  Ft. Lauderdale (Florida)
      -  Los Angeles (California)
      -  London (United Kingdom)
      -  Dubai (United Arab Emirates)
 .  Current student population of 4,500
 .  2000E Revenue of $65-70 million

-----------------------------------------------------------------

     * Does not include D.C. campus, being taught-out

What does AIU offer CEC?

 .  High-quality, advanced degree (Bachelors and Masters) curricula in high growth fields - IT, Visual Communications, Business
 .  Additional regional accreditation
 .  Geographic expansion
      -  Access to high-growth Atlanta market
      -  Expanded presence in Florida and California
      -  International presence in London and Dubai
 .  University Division platform, as well as a platform for accessing working adult population in IT and business
 .  Platform for enhanced penetration of international student markets - will benefit AIU and CEC schools
 .  Distance Education opportunities: AIU standalone, with other CEC schools

How does AIU Compare to CEC?

-------------------------------------------------------------------------------------------------
                                                             [CEC Logo]                [AIU Logo]
-------------------------------------------------------------------------------------------------
2000 Revenues (millions)                                        $308*                  $65-70 est
-------------------------------------------------------------------------------------------------
Number of Campuses                                               30                         6**
-------------------------------------------------------------------------------------------------
Student Population (July)                                      21,800                     3,500
-------------------------------------------------------------------------------------------------
Core Curricula (% pop.):
-------------------------------------------------------------------------------------------------
     VisCom and Design                                           40%                       29%
-------------------------------------------------------------------------------------------------
     Information Technology                                      22%                       39%
-------------------------------------------------------------------------------------------------
     Business Studies                                            24%                       31%
-------------------------------------------------------------------------------------------------
     Culinary Arts                                               14%                        NA
-------------------------------------------------------------------------------------------------
Degrees Offered (% pop.):
-------------------------------------------------------------------------------------------------
     Diploma / Certificate                                       35%                        NA
-------------------------------------------------------------------------------------------------
     Associates                                                  50%                        5%
-------------------------------------------------------------------------------------------------
     Bachelors                                                   15%                       75%
-------------------------------------------------------------------------------------------------
     Masters                                                      NA                       20%
-------------------------------------------------------------------------------------------------

 ---------------------------------------------------


     *  CSFB analyst estimate

     ** Does not include D.C. campus, being taught-out

AIU Strengths [AIU Logo]

 .  Established name, market presence
 .  Regional accreditation through Masters level
 .  Academic programs validated by positive student outcomes
 .  Industry current facilities in attractive markets
 .  Good operating infrastructure (e.g. financial reporting, MIS)

                        AIU Weaknesses / Opportunities

 .  Poorly executed growth strategy
 .  Lack of access to growth capital
 .  Underdeveloped Marketing
      -  Spending level below industry average
      -  One-dimensional approach
      -  Underutilized direct marketing
      -  Not focused on lead generation
 .  P&L burdened by high corporate overhead and high expenses at IT campuses

The CEC Targeted Marketing Formula

Effective Lead Generation and Enrollment

 .  Tailored marketing at each school
      -  Direct mail
      -  High school recruiting
      -  TV infomercials and commercials
      -  Newspapers and print media
      -  Internet-based advertising
 .  Dedicated recruiting

Upside Opportunities at AIU

------------------------------------------------------------------------------------------------------------------
Near-term Execution                                       Integration into CEC
------------------------------------------------------------------------------------------------------------------
 .  Clear, focused management direction                    .  Transplanting existing CEC curriculum to AIU
 .  Improve Marketing                                         schools
      -  Normalize spending levels - AIU                  .  Leverage AIU's international student recruiting
         spends less than half of what CEC                   network across CEC schools
         would spend                                      .  Leverage CEC's strategic partnerships - i.e. Sallie
      -  Implement CEC Multi-dimensional                     Mae, Petersen's, Embark
         marketing model                                  .  Assimilate CEC's best practices and management
      -  Target new student markets                          expertise
 .  P&L management - improve expense controls at IT        .  Access to CEC capital and P&L management
   campuses
 .  Corporate overhead rationalization

------------------------------------------------------------------------------------------------------------------

Integration Strategy

 .  CEC will assume management control of AIU at closing
 .  Dedicated CEC operating management team will be in place at AIU
 . Increase enrollments through CEC multi-dimensional marketing model . AIU's Corporate overhead will be consolidated with CEC
 .  Enhance operating performance through CEC management controls

Can CEC Successfully Integrate the AIU Acquisition?

 .  In 1999/2000, CEC successfully integrated 7 separate acquisitions

      -  All are on or ahead of plan

 .  CEC has experienced integrating large, platform acquisitions

      - Acquired 13 campuses in 1997 (Gibbs, IAMD, CT) - performance has exceeded expectations

 .  A dedicated CEC management team has already been selected to operate AIU

 .  Preliminary operating strategies have been developed

CEC's Model - Driving Internal Growth

[Ovals of text surrounding a central oval, which reads "Operating Strategy." Ovals have arrows pointing to central oval and have the following text:

 .  Refining Education Programs
 .  Direct Response Marketing
 .  Implementing Systems & Procedures
 .  Retention & Graduate Employment
 .  Capital Investments
 .  Schools of Choice]

The Model that Works - 1997
Acquisitions

----------------------------------------------------------------------------------------------
School of Computer             Katharine                        International
Technology                     Gibbs                            Academy of Design
----------------------------------------------------------------------------------------------
Population                     Population                       Population
At acquisition:      940       At acquisition:      3,019       At acquisition:      1,779
2000E:             1,459       2000E:               7,446       2000E:               5,602
----------------------------------------------------------------------------------------------
Revenue                        Revenue                          Revenue
At acquisition:     $5.8       At acquisition:      $27.9       At acquisition:      $15.5
2000E:             $16.4       2000E:               $81.3       2000E:               $47.9
----------------------------------------------------------------------------------------------
Programs added                 Programs added                   Programs added
 .  VisCom                      .  IT                            .  IT
 .  Culinary Arts               .  VisCom
----------------------------------------------------------------------------------------------

Annual Internal Growth

Same School Trends '99 vs '00

------------------------------------------------------------------------------------------------
         Population                         Revenue                            EBITDA
------------------------------------------------------------------------------------------------
             +                                 +                                  +
            23%                               32%                                51%
------------------------------------------------------------------------------------------------

Transaction Summary

 .  Fixed Purchase Price
      -  1.2 million CEC shares plus $2.5 million in cash
      -  Funding of approximately $37 million in debt and other costs

 .  Valuation
      -  Approximately $81 million enterprise value
      -  $3.31 per share (based on CEC share price $34.63)
      -  1.2x AIU 2000E revenue

 .  Other Provisions
      - Steve Bostic (CEO) will leave EduTrek and sign a 3 year non-compete agreement at closing

                                  [CEC Logo]


                                       22